AGRIUM INC.

ANNUAL INFORMATION FORM

Year Ended December 31, 2002

March 25, 2003

AGRIUM INC.
ANNUAL INFORMATION FORM
Year Ended December 31, 2002

Interpretation

In this Annual Information Form, unless the context otherwise indicates, “Agrium” refers to Agrium Inc., its subsidiaries and any partnership of which Agrium and its subsidiaries are the partners to, and “Corporation” refers to the corporate entity, Agrium Inc. References to “dollars”, “$”, and “U.S.$” are to United States dollars, and references to “C$” are to Canadian dollars. The exchange rate between the Canadian dollar and the United States dollar used in this Annual Information Form varies depending on the date and context of the information contained herein.

Forward looking statements

Except for statements of historical fact, the statements in, or incorporated by reference in, this Annual Information Form constitute forward-looking statements under applicable securities legislation. These forward-looking statements include, but are not limited to, references to:

•	the amount and type of future capital expenditures;

•	business strategies and plans for implementing them;

•	competitive strengths, goals, expansion and growth of Agrium’s business and operations; and

•	plans and references to Agrium’s future results.

These forward-looking statements are based on certain assumptions and analyses made by Agrium in light of experience and perception of historical trends, current conditions and expected future developments as well as other factors believed appropriate in the circumstances. However, whether actual results and developments will conform with Agrium’s expectations and predictions is subject to a number of risks and uncertainties, including, but not limited to:

•	General economic, market and business conditions, including:

•	supply and demand for grain and other agricultural crops;

•	changes in government agricultural, safety, environmental and other legislation and policies;

•	fluctuations in foreign exchange rates, commodity, feedstock and nutrient prices or other input costs that cannot be recovered through nutrient price increases;

•	actions by competitors and others in market areas, including changes to industry capacity and utilization and product pricing;

•	performance by customers, suppliers, personnel and counter-parties to financial instruments.

•	Weather conditions and seasonal patterns.

•	The outcome of Agrium’s dispute with Unocal.

•	General operating risks associated with:

•	the efficiency of Agrium’s production facilities including currency convertibility and transferability restrictions;

•	the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets;

•	ability to transport or deliver production to markets;

•	present and discontinued mining operations;

•	investment in foreign jurisdictions;

•	labour disruptions.

•	Strategic risks including:

•	the Corporation’s ability to implement its business strategy;

•	results of the Corporation’s risk mitigation strategies, including hedging and insurance;

•	uncertainty as to the feedstock reserves owned or otherwise available to the Corporation;

•	the Corporation’s ability to integrate any assets acquired or the performance of those assets;

•	the opportunities, or lack of opportunities, that may be presented to and pursued by the Corporation;

and other factors, many of which are beyond the Corporation’s control. Consequently, all of the forward-looking statements made in or incorporated by reference in this Annual Information Form are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, the Corporation.

The Corporation does not undertake any obligation to update forward-looking statements even if circumstances or management’s estimates or opinions should change. Investors should not place undue reliance on forward-looking statements.

Summary of Principal Fertilizer Products

Nutrient Grade(1)
Product	N-P-K-S	Description(2)

Ammonia	82-0-0-0	Anhydrous ammonia (NH3) containing 82.3% nitrogen, transported and stored as a low-boiling liquid, injected in the soil as a gas.

Ammonium nitrate	34-0-0-0	Dry granules or prills produced by reacting nitric acid with ammonia. Typically 0.21 tonnes of ammonia are used to produce one tonne of ammonium nitrate.

Ammonium phosphate	18-46-0-0 16-48-0-0	Dry granules containing di-ammonium phosphate, commonly referred to as DAP.

	12-51-0-0 11-52-0-0	Dry granules containing mono-ammonium phosphate, commonly referred to as MAP.

Ammonium sulphate	21-0-0-24	Dry crystals or granules produced by crystallization of by-product ammonium sulphate solutions or by reacting ammonia with sulphuric acid. Dry granules containing ammonium sulphate and ammonium phosphate,

Ammonium phosphate sulphate	16-20-0-14	commonly referred to as APS.

Merchant grade acid	0-52-0-0	Clarified and evaporated phosphoric acid, commonly referred to as MGA, used to produce ammonium polyphosphate solution.

Nutrient Grade(1)
Product	N-P-K-S	Description(2)

Potash	0-0-60-0	Dry granules or crystals containing potassium chloride (KCl); principal size grades are granular, coarse and standard.

Super phosphoric acid	0-70-0-0	Clarified and evaporated phosphoric acid, commonly referred to as SPA, used to produce ammonium polyphosphate solution.

UAN	32-0-0-0 28-0-0-0	Urea ammonium nitrate solution produced by combining urea with ammonium nitrate and water.

Urea	46-0-0-0	Dry granules or prills formed by reacting ammonia with carbon dioxide at high pressure. Typically 0.575 tonnes of ammonia are used to produce one tonne of urea.

(1)	Nutrient Grade: The nutrient content of fertilizers is normally expressed in the form of N-P-K-S where N is the % of elemental nitrogen; P is the % of phosphorous expressed as equivalent P2O5; K is the % of potassium expressed as equivalent K2O; and S is the % of sulphur.

(2)	See glossary of technical terms on page 21.

ITEM 1: INCORPORATION

1.1 Incorporation

Agrium Inc. was incorporated by Articles of Incorporation under the Canada Business Corporations Act on December 21, 1992. The Corporation’s head office and principal place of business is located at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8.

1.2 Principal Subsidiaries, Associated Companies and Partnerships

	Jurisdiction of Incorporation
	or Organization	Ownership

Agrium Partnership	Alberta	100%
Agrium U.S. Inc.	Colorado	100%
Agrium Nitrogen Company	Colorado	100%
Crop Production Services, Inc.	Delaware	100%
Western Farm Service, Inc.	Delaware	100%
Agroservicios Pampeanos S.A.	Argentina	100%
Nu-West Industries, Inc.	Delaware	100%
Viridian Inc.	Canada	100%
Viridian Fertilizers Limited	Canada	100%
Profertil S.A.	Argentina	50%
Canpotex Limited	Canada	33 1/3%

ITEM 2: GENERAL DEVELOPMENT OF BUSINESS

2.1 History

Agrium was formed to facilitate the reorganization of the fertilizer division of Cominco Ltd. and the acquisition of the fertilizer assets of Alberta Energy Company Ltd. in 1993.

From 1993 to 1996, Agrium expanded its fertilizer activities by acquiring Crop Production Services, Inc. (“CPS”) and Western Farm Service, Inc. (“WFS”), both of which serve the U.S. retail agricultural industry in the northwest, northeast, midwest and California markets. Agrium also acquired Nu-West Industries, Inc. (“Nu-West”), which produces phosphate-based fertilizer products from a plant located in Idaho.

In late 1995, Agrium began establishing retail sales outlets in the major agricultural areas of Argentina, which offer fertilizer, agricultural chemicals and related services. Agrium and Repsol-YPF S.A. (a subsidiary of Repsol S.A.) (“YPF”) each have a 50% interest in a company, Profertil S.A. (“Profertil”), which has constructed a world-scale ammonia and urea production facility in Argentina. The ammonia facility commenced production in late 2000, and the urea facility in early 2001. The facility achieved commercial production levels in 2001 and on November 30, 2001 Profertil obtained the release of completion guarantees on the facility resulting in the long term project financing becoming non-recourse to the Corporation.

In December 1996, Agrium merged with Viridian Inc (“Viridian”), which operated nitrogen and phosphate-based fertilizer plants at Fort Saskatchewan and Redwater, Alberta. In late 1997, Agrium acquired a phosphate rock mine located close to its phosphate producing plant in Idaho. In 1998, Agrium commenced development of a phosphate rock mine and mill in Kapuskasing, Ontario which commenced operation in 1999. Full production levels were achieved in the second half of 2001. In September 2000, Agrium acquired the Alaskan nitrogen facility and related U.S. West Coast assets.

ITEM 3: NARRATIVE DESCRIPTION OF BUSINESS

3.1 The Fertilizer Industry

3.1.1 Overview

Nitrogen, phosphorous and potassium are the three major nutrients essential to the growth of all plants. The growing of crops depletes the soil of these essential nutrients. The application of fertilizer replaces depleted nutrients and balances their proportions to optimize the economic yield of crops under cultivation. Farmers determine the types, quantities and proportions of fertilizer to apply depending on the crop, soil and weather conditions, regional farming practices and fertilizer and crop prices.

There are four primary forms of nitrogen fertilizer — ammonia, urea, ammonium nitrate and nitrogen solutions. The basic building block of each form is ammonia which is manufactured by heating natural gas to high temperatures and reacting the resulting hydrogen with nitrogen.

The following table summarizes certain statistics for the North American nitrogen, phosphate and potash industries for the last five years:

		Years ended December 31

		2002	2001	2000	1999	1998

		(millions of tonnes except operating rates and price data)
Nitrogen	Capacity(1)(2)	17	17	16	18	18
	Production(1)(2)	14	12	14	15	16
	Operating rate (%)	83	72	88	87	91
	Net imports(3)	6	5	4	4	4
	Net exports(3)	2	2	3	3	3
	Ammonia Price (U.S.$)(4)	210	289	229	160	179
	Urea Price (U.S.$)(4)	151	185	175	127	153
Potash	Capacity(5)	23	22	23	22	22
	Production(5)	16	15	17	15	17
	Operating rate (%)	67	66	73	67	75
	Price (U.S.$)(4)	127	129	129	131	132
Phosphate	Capacity(1)(2)	13	12	12	12	12
	Production(1)(2)	11	9	10	11	11
	Operating rate (%)	86	80	84	93	96
	Price (U.S.$)(4)	193	184	188	214	227

for the last five years:

(1)	As provided in The Fertilizer Institute’s (“TFI”) semi-annual production survey report.

(2)	Million tonnes of nutrient (N, P2O5).

(3)	Million tonnes of nitrogen (N). Data provided by the US Department of Commerce (“USDC”) through Blue Johnson & Associates.

(4)	Average U.S. Corn Belt price per tonne for domestic delivery compiled by Blue Johnson & Associates.

(5)	Million tonnes of KCL assuming a 60.5% K2O equivalent.

3.1.2 Demand

Markets for fertilizer products in North and South America are seasonal with sales volumes typically highest in the spring with a secondary peak in the fall. Fertilizer production facilities operate throughout the year. Through fall and winter, fertilizer producers are required to build up inventories in advance of the spring planting season.

In the long term, world fertilizer demand is driven primarily by population growth and by rising living standards that increase both the quantity of food consumed per capita and the quality (protein content) of food consumed. Production of higher protein foods such as meat and dairy products require larger amounts of grain and hence more fertilizer.

In the medium-term, growth and profitability in the fertilizer industry are more influenced by world economic growth rates and factors creating temporary imbalances in fertilizer supply and demand. These factors include weather patterns, crop prices, new production capacity, energy prices, and temporary disruptions in fertilizer trade from government intervention such as changes in the buying patterns of China or India.

Current agricultural demand depends on factors such as total planted acreage, crop mix, input application rates and farm income. These factors are affected by current and projected grain and oilseed prices and inventories, government agricultural policies (including subsidy and acreage set-aside programs), improvements in production methods and application efficiency. Extreme weather conditions can have an effect on fertilizer consumption in a specific geographic area, but Agrium’s broad geographic production and distribution capability helps to mitigate the potential impact of such variations in consumption.

In recent years, fertilizer demand in North America has been relatively stable and has been primarily satisfied by domestic production. World fertilizer consumption is forecast by the International Fertilizer Association (“IFA”) to grow at rates of 2.0% to 3.6% per annum over the next four years. Most of the future increases in fertilizer demand are expected to be generated by less developed countries, particularly countries in Southeast Asia and South America, where the agricultural industry does not yet use fertilizer in sufficient amounts to optimize production and where growth rates of population and gross domestic product are expected to continue to increase.

In certain agricultural markets, local and federal laws have sought to restrict the amount of ground-water contamination and nutrient run-off into rivers and oceans which may affect the demand for fertilizer in those markets. This legislation is usually enacted in areas where nutrient additions exceed nutrient loss from crop removal and where soil leaching conditions prevail. In Western Canada and the Western United States, these conditions typically do not exist because nutrient loss from crop removal exceeds nutrient additions and soil and environmental conditions result in low leaching potential.

Ammonia, urea and ammonium nitrate have a wide variety of non-agricultural uses. Ammonia is used in the manufacture of synthetic fibers, as a bleaching agent, as an effluent treatment agent for the pulp and paper industry, and as a refrigerant. Urea is sold to industrial customers to be used in the manufacture of adhesives, resins and as an animal feed ingredient.

Competition in agricultural input markets takes place largely on the basis of reliability of supply, price, delivery time and quality of service. Feedstock availability to production facilities and the cost and efficiency of production, transportation and storage facilities are also important competitive factors. Government intervention in international trade can also distort the competitive environment.

3.1.3 Supply

Supply is largely affected by changes to production capability and changes in the world fertilizer operating rates. Construction of new facilities and mines and upgrades to existing facilities increase supply while closures of older and less economic facilities reduce supply. Fluctuations in input costs (natural gas) relative to realized prices, transportation problems, and political difficulties in key producing areas like Venezuela and Iran also impact world supply. According to data compiled by the TFI and the International Fertilizer Development Center (“IFDC”), the operating rate for the North American nitrogen industry has declined over the past five years and over this time was volatile. Furthermore, a number of permanent nitrogen plant closures have taken place over this period within the U.S. The lower average operating rate has been partially a result of high North American natural gas prices. The overall average North American nitrogen-operating rate was 83% for 2002. Approximately 7% of North American consumed nitrogen is exported in the form of phosphate fertilizers. Such production is balanced by imports of ammonia and urea. Potential suppliers of nitrogen fertilizers to North America are located in the Middle East and other parts of Asia, the former Soviet Union countries (“FSU”) and Latin America. The supply of nitrogen fertilizer from imports may occasionally be limited by political or economic events as well as feedstock and transportation costs.

The major world sources of potash production are Canada, the FSU, Germany and the Middle East. Canpotex Limited (“Canpotex”), jointly owned by three Saskatchewan potash producers including Agrium, markets Saskatchewan produced potash outside of North America. According to the IFA, North America is a significant net exporter of potash with approximately 41% of North American potash production normally sold offshore.

According to the IFA, North America is a large net exporter of processed phosphate fertilizers. The principal areas of phosphate fertilizer production in North America are Florida, Louisiana, North Carolina, Idaho, Utah, Wyoming and Alberta.

Competitors in the North American nitrogen and phosphate fertilizer markets include other North American and offshore producers. Sales are made through independent retailers, resellers, farmer co-operatives affiliated dealer organizations and brokers. Some North American producers are subsidiaries or divisions of energy or chemical companies while others are owned by farmer co-operatives. Agrium’s principal potash competitors include two producers in Saskatchewan, small producers elsewhere in North America and a consortium of potash producers from the FSU.

3.1.4 Pricing

The price of fertilizers sold into the agricultural market is generally determined by negotiation at the time of sale depending on supply and demand for each nutrient and for the particular forms of product. Prices vary from region to region based largely on transportation costs. Prices in regional areas are also affected by localized conditions such as weather and the level of product inventories in the region available for delivery during the application period. Most of the products produced by Agrium are sold as fertilizers in the agricultural market, although some of the production is sold into the industrial market. Industrial sales are usually priced under one year or longer term contracts where pricing may be fixed, related to a benchmark price plus transportation costs or related to gas costs.

3.2 Agrium

3.2.1 General

Agrium is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agriculture products and services in both North America and Argentina. Agrium is one of the top two nitrogen producers in the world with approximately 3 percent of the nitrogen market.

Agrium produces a full range of fertilizers. Nitrogen-based fertilizers are produced in Alberta, Canada at four plants located at Carseland, Fort Saskatchewan, Joffre and Redwater. Sulphur and phosphate-based fertilizers are also produced at the Redwater plant which utilizes phosphate ore from Agrium’s phosphate mine located at Kapuskasing, Ontario. Additionally, Agrium owns and operates a potash mine and production facility at Vanscoy, Saskatchewan. In the United States, Agrium owns and operates nitrogen-based fertilizer production plants at Beatrice, Nebraska, Borger, Texas, Kenai, Alaska, Kennewick, Washington and West Sacramento, California and a phosphate-based fertilizer production facility near Soda Springs, Idaho. Agrium is also a 50% participant in the Profertil joint venture that owns and operates a world scale nitrogen-based fertilizer plant in Bahia Blanca, Argentina.

Agrium has an extensive storage and wholesale distribution network serving Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the United States. It operates retail farm centres principally in the Western and Midwestern United States and in Argentina.

Agrium has two phosphate rock mines, which supply plants at Redwater, Alberta and Conda, Idaho. These mines result in enhanced security of supply.

Agrium’s North America Retail Division is one of the largest and most geographically diverse farm retailers in the United States. With 225 retail facilities in the United States as of December 31, 2002, Agrium provides fertilizers, crop protection products, seeds and services to growers in 22 states, principally in the U.S. Northwest, Northeast, Midwest and California. Agrium also owns and operates 18 retail farm centres in Argentina.

3.2.2 Argentina

In January 2002, the Government of Argentina passed legislation eliminating the fixed one Peso to one dollar exchange rate which after a number of further legislative changes created a free floating system. The Government also passed legislation referred to as the “contract index law”, which converts all U.S. dollar denominated debt amounts, including working capital items, at a rate of one Peso for one U.S. dollar. The legislation mandated conversion at a below market rate, which effectively resulted in an expropriation of a portion of the value of U.S. dollar based assets. The Peso continued to weakened through out the first half of 2002 and reached a low of 3.8 Pesos to one U.S. dollar. In the last half of the year the Peso stabilized and ended the year at 3.37 Pesos to one U.S. dollar.

3.2.3 Dispute with Unocal

Agrium’s dispute with Unocal over their gas supply and delivery obligations, environmental liabilities and the Earnout arrangement described below is ongoing. Unocal has curtailed supply to the Alaska nitrogen facility since July of 2002. Agrium has been able to offset some of these curtailments by obtaining natural gas from other oil and gas companies under interruptible contracts late in 2002. Agrium has initiated legal proceedings against Unocal in respect of these matters and has asserted in the litigation that Unocal has breached its warranty obligations with respect to gas supply.

As a result of these interruptions, the Kenai facility operated at an average of 76 percent of capacity in the second half of the year. While Agrium expects the Kenai facility to maintain current production rates of approximately 75 percent of capacity over the next 12 months, there is a risk that available gas from Unocal and other suppliers may not be sufficient to maintain those rates, particularly during the winter months. Unocal continues to advise us of downward revisions to reserves. Because of the uncertainty relating to the reserves, no assurance can be given as to the long-term gas supply for this facility. Should the requirements of the facility not be met by Unocal or from existing supply sources from other producers, development of new natural gas reserves will be required to return the facility to full production. This would be expected to take 18 to 36 months from the commencement of development.

Operations at the Kenai facility at current levels, will depend on third party supply for volumes above those actually delivered by Unocal. If Agrium is economically unable to offset that reduction from other sources, Agrium may be subject to increased expenses or the plant’s competitive position and carrying value may be impacted.

The agreement for the purchase of the Kenai assets contains an “Earnout” arrangement entitling Unocal to certain payments based on the capacity of the plant and forecast prices specified in the agreement for a period ending in 2006. Agrium continues to dispute any liability for an Earnout payment but have accrued the potential liability arising from the date of acquisition to December 31, 2002. In the event the courts ultimately determine Agrium is liable, additional Earnout payments may be become due in respect of subsequent years.

3.2.4 Production Facilities

Agrium produces fertilizer at the following plants and facilities. All facilities are owned by Agrium, except the potash and phosphate reserves that are located, in part, on leased lands and the Profertil facility in which Agrium has a 50% share.

			Production Capacity

Production Plants		Product	Gross (1)	Net (1)

			(tonnes per year)
Nitrogen
Canada	Redwater, Alberta	Ammonia	960,000	250,000
		Urea		720,000
		Ammonium Nitrate		215,000
		Ammonium Sulphate		300,000
		Nitrogen Solutions		180,000

			Production Capacity

Production Plants		Product	Gross (1)	Net (1)

			(tonnes per year)
	Carseland, Alberta	Ammonia	535,000	110,000
		Urea		750,000
	Joffre, Alberta	Ammonia		480,000
	Fort Saskatchewan, Alberta	Ammonia	465,000	220,000
		Urea		430,000
	Other Alberta Plants	Nitrogen Solutions		120,000
United States	Kenai, Alaska	Ammonia	1,285,000	650,000
		Urea		1,090,000
	Borger, Texas	Ammonia(2)	490,000	343,000
		Urea		99,000
	Beatrice, Nebraska	Ammonium Nitrate		190,000
	Kennewick, Washington	Ammonium Nitrate		225,000
		Nitrogen Solutions and Other Products		320,000
	West Sacramento, California	Nitrogen Solutions and Other Products		185,000
Argentina	Profertil, Bahia Blanca(3)	Ammonia	355,000	35,000
		Urea		550,000

Total				7,462,000

Phosphate
		Mono-Ammonium Phosphate (Product tonnes)
Canada	Redwater, Alberta	(P2O5 equivalent 345,000 tonnes)		680,000
United States	Conda, Idaho	Phosphates (Product tonnes)		620,000
		(P2O5 equivalent 375,000 tonnes)

Total				1,300,000

Potash
Canada	Vanscoy, Saskatchewan	Potash (KCL)		1,790,000

(1)	“Gross” means total plant ammonia production capacity. “Net” means gross production capacity less ammonia used in upgrading to other products.

(2)	The net ammonia production capacity for Borger is based on the assumption that the Beatrice ammonium nitrate plant operates at full capacity using ammonia from the Borger plant.

(3)	Production capacity shown represents Agrium’s 50% share only.

3.2.5 Production Volumes

		Years ended December 31

		2002	2001	2000	1999	1998

		(thousands of tonnes except grade)
Nitrogen	Ammonia
	Redwater I	—	67	168	167	221
	Redwater II	656	654	603	660	663
	Carseland	524	420	501	462	520
	Joffre	358	324	444	412	350
	Fort Saskatchewan	291	286	462	457	360
	Kenai(1)	1,011	1,178	210	—	—
	Borger	412	333	465	490	454
	Profertil(2)	317	307	—	—	—

	Total	3,569	3,569	2,853	2,648	2,568
	Used in urea and nitrate production(3)	(1,966)	(1,727)	(1,383)	(1,387)	(1,452)

	Net available for sale	1,603	1,842	1,470	1,261	1,116

	Urea
	Redwater	663	580	603	619	648
	Carseland	682	528	738	673	763

		Years ended December 31

		2002	2001	2000	1999	1998

		(thousands of tonnes except grade)
	Fort Saskatchewan	80	173	433	430	325
	Kenai(1)	922	878	119	—	—
	Borger	97	87	100	99	95
	Profertil(2)	463	378	—	—	—

	Total	2,907	2,624	1,993	1,821	1,831

	Ammonium Nitrate
	Redwater	133	140	125	133	126
	Homestead	102	135	114	142	161
	Kennewick(1)	771	736	285	—	—
	West Sacramento(1)	102	101	27	—	—

	Total	1,108	1,112	551	275	287
	Less transfers	(676)	(449)	—	—	—

	Net available for sale	432	663	551	275	287

	Nitrogen Solutions and Other Products
	Redwater	120	88	125	131	140
	Standard & Granum	70	41	87	65	77
	Kennewick(1)	170	179	59	—	—
	West Sacramento(1)	178	147	49	—	—

	Total	538	455	320	196	217

	Total Nitrogen	5,480	5,584	4,334	3,553	3,451

Phosphate
	Redwater
	MAP(4)	631	531	493	534	702
	Conda
	SPA	127	111	95	133	143
	MGA	9	8	6	9	8
	MAP(4)	194	179	222	252	215
	APS (16-20-0)(4)	82	61	47	58	56
	DAP(4)	—	—	14	30	26
	PPA(5)	28	6	—	—	—

	Total Phosphate	1,071	896	877	1,016	1,150

Potash	Standard and Premium	1,530	1,420	1,516	1,487	1,581

Sulphate		322	286	270	299	245

(1)	Includes production from date of acquisition (October 1, 2000) only. West Sacramento includes the Fresno nitrate facility.

(2)	Production represents Agrium’s 50% share

(3)	Ammonia is a feedstock for urea, ammonium sulphate and ammonium nitrate production.

(4)	Cargo weight.

(5)	P2O5 equivalent.

3.2.6 Raw Materials

Natural gas is the primary raw material used in the production of nitrogen-based fertilizer and accounts for the majority of cost in the production of ammonia. Total annual natural gas consumption by Agrium’s North and South American fertilizer operations operating at full capacity is approximately 180 billion cubic feet. The ammonia operations are well located with respect to gas supplies and deliverability.

Agrium’s natural gas requirements for its nitrogen facilities in Kenai, Alaska and the Profertil facility in Argentina are supplied under, fixed base-price contracts subject to adjustments. The Kenai gas contract is subject to dispute (see 3.2.3 Dispute with Unocal). The remainder of Agrium’s natural gas requirements are purchased from a number of suppliers under contracts that contain mostly one year terms, with some longer term contracts in place with its major suppliers. Natural gas prices under these contracts are generally market indexed with hedging employed to reduce the impact of the volatility of gas prices. Small amounts of spot market gas are used to meet peak requirements. At Joffre, Alberta, hydrogen and nitrogen feedstocks, which are by-products recovered from nearby petrochemical plants, are purchased under cost-based supply agreements that expire in 2015.

Phosphate rock, sulphuric acid, ammonia and sulphur are the principal raw materials and account for the major cost elements in the manufacture of phosphate.

The Kapuskasing phosphate rock mine and mill came on stream in 1999 and provides a long-term supply of the phosphate rock required by the Redwater plant with a capacity of approximately 1.1 million tonnes annually and has an estimated reserve life of 17 years. Phosphate rock for the Conda, Idaho plant is supplied by a nearby mine which was acquired by Agrium in late 1997. It is expected that this mine will continue to satisfy the plant’s phosphate rock requirements for approximately 8 more years based on current capacity. In addition, Agrium currently has access to additional reserves of phosphate rock, which are located on lands leased primarily from federal and state governments under long-term leases. Agrium’s potash mine in Saskatchewan has sufficient ore reserves to maintain current production levels in excess of 100 years.

3.2.7 Transportation, Storage and Distribution

A significant portion of delivered costs of fertilizer products to certain customers is attributable to transportation. Agrium has entered into various rail, pipeline and other transportation agreements to provide reliable and competitive transportation services. Agrium leases approximately 3,000 rail tank and hopper cars, some of which are specially designed to transport fertilizer products. This fleet is supplemented by railroad-supplied cars as needed to meet peak season transportation requirements. Agrium owns atmospheric and pressurized anhydrous ammonia storage facilities at locations in Western Canada, the Pacific Northwest, California, the Midwest Cornbelt and the Great Plains regions of the United States. These facilities, when combined with Agrium’s dry storage capacity throughout its market areas and at its production facilities, provide a network of field and production site storage capacity sufficient to meet its requirements.

3.2.8 North America Wholesale (NAW) Sales

Agrium sells fertilizers from its NAW operations in North America and internationally. North American regions include Western Canada, the Midwestern United States and the Western United States, and international sales include China and Korea. Agrium has an extensive distribution network throughout North America. In 2002, approximately 31 percent of Agrium’s potash production was sold to export markets outside North America through Canpotex.

Canpotex serves as the unified marketing operation for potash production outside of Canada and the United States for all Saskatchewan potash production. Canpotex, together with a group of producers in the FSU, supply approximately 70 percent of world potash requirements. Both groups have the ability to absorb normal increases in demand for the foreseeable future.

In general, Canpotex sales are allocated among the three producers based on production capacity in Saskatchewan. Agrium’s current entitlement is approximately 9 percent of Canpotex sales based on current sales and expected capacity of the other two members.

3.2.8.1 NAW Sales Volume

The following table summarizes Agrium’s NAW sales volumes in tonnes for the periods indicated:

			Years ended December 31

			2002	2001	2000	1999	1998

			(thousands of tonnes)
Sales(1)	Nitrogen(2)	Canada	1,460	1,229	1,750	1,461	1,939
		United States	2,326	2,066	1,995	1,727	1,676
		Offshore(3)	1,373	1,355	481	291	37

		Total	5,159	4,650	4,226	3,479	3,652

	Phosphate(4)	Canada	708	506	620	673	693
		United States	421	364	289	410	369

		Total	1,129	870	909	1,083	1,062

	Potash (KCl)	Canada	136	112	118	153	255
		United States	974	775	824	783	814
		Offshore	488	470	556	497	435

		Total	1,598	1,357	1,498	1,433	1,504

	Sulphate and Other	Canada	195	226	247	299	232
		United States	122	132	114	65	73
		Offshore	80	69	65	37	12

		Total	397	428	426	401	317

Total Sales			8,283	7,304	7,059	6,396	6,535

(1)	Includes intercompany sales which are eliminated in Agrium’s consolidated financial statements; includes both produced products as well as purchased from other producers for resale. Excludes all retail and South America sales.

(2)	Includes nitrogen solutions stated on a cargo weight basis.

(3)	Includes sales from the Kenai, Alaska facility acquired October 1, 2000.

(4)	P2O5 equivalent for SPA and MGA; cargo weight for the remaining phosphate products.

3.2.8.2 NAW Net Sales Revenue

The following table summarizes Agrium’s NAW net sales revenues for the periods indicated:

	Years ended December 31

	2002	2001	2000	1999	1998

		(millions of dollars)
Nitrogen	$712	$777	$637	$422	$501
Phosphate	239	179	196	255	262
Potash	158	138	151	145	160
Other	63	66	61	65	70

Total	$1,172	$1,160	$1,045	$887	$993

Includes intercompany sales which are eliminated in the consolidated financial statements of Agrium. Excludes all retail and South American sales.

3.2.9 North America Retail (NAR) Sales and Service

Agrium conducts its retail sales and services operations in the United States through two wholly-owned subsidiaries, CPS and WFS. These subsidiaries provide a full range of agricultural inputs including fertilizers, chemicals, seed, custom application and agronomic consulting through 225 owned and operated farm centres throughout the U.S. agricultural areas in the northwest, northeast, midwest and California.

The following table summarizes Agrium’s NAR net sales revenues for the periods indicated:

	Years ended December 31

	2002	2001	2000	1999	1998

Fertilizers	$366	$386	$352	$357	$377
Chemicals	361	336	358	345	361
Other products and services	122	109	105	92	83

Total	$849	$831	$815	$794	$821

3.2.10 South America Retail (SAR)

Agrium conducts retail operations in Argentina through its wholly-owned subsidiary, Agroservicios Pampeanos S.A., which owns and operates 18 farm centres. The following table summarizes Agrium’s SAR net sales revenues for the periods indicated:

	Years ended December 31

	2002	2001	2000	1999	1998

Fertilizers	$53	$57	$47	$46	$33
Other products and services	27	26	22	14	17

Total	$80	$83	$69	$60	$50

3.2.11 South America Wholesale (SAW)

Agrium conducts its SAW operations in South America through its 50% interest in Profertil. Prior to September 30, 1999 wholesale activity consisted only of distribution of imported product and was conducted through a wholly owned subsidiary.

The following table summarizes SAW net revenues for the periods indicated:

	Years ended December 31(1)

	2002	2001	2000	1999	1998

Nitrogen	$61	$68	$—	$—	$—
Other products and services	3	3	12	34	—

Total	$64	$71	$12	$34	$—

(1)	Effective September 30 1999, wholesales operations were sold to Profertil in order to consolidate all wholesale activity under Profertil.

3.3 Risk Factors

The following are certain risk factors relating to the business of the Corporation.

3.3.1 Seasonality and Volatility

The agricultural products business is seasonal and is based upon the planting, growing and harvesting cycles. Fertilizer inventories must be accumulated in the months prior to the spring and fall planting seasons, requiring significant storage capacity. Inventory accumulations are financed by short-term borrowings, which are retired with the proceeds of the sales of such inventory.

The agricultural products business can also be volatile as a result of a number of other factors, the most important of which are weather patterns and field conditions (particularly during periods of traditionally high fertilizer consumption), quantities of fertilizers imported to and exported from North America and projected grain inventories and prices, which are heavily influenced by North American exports and world-wide grain markets. Canadian and United States governmental policies may directly or indirectly influence the amount of crops planted and crop prices. These factors, along with variables that are outside of Agrium’s control, including the production capacity of competitors, can cause the price of fertilizers to fluctuate unpredictably.

3.3.2 Credit Rating

The Company currently is rated Baa2 with Moody’s Investor Services (Moody’s) and BBB with Standard and Poor’s (S&P) and Dominion Bond Rating Services (DBRS). Moody’s and S&P both have a negative outlook on Agrium’s credit rating. The Company’s access to capital and cost is affected by its credit rating. No assurance can be given that a change in Agrium’s rating will not occur.

3.3.3 Possible Labour Disputes

Collective agreements that govern certain employees at Agrium’s Vanscoy, Saskatchewan and Beatrice, Nebraska expire in 2003. While management believes it has good relations with its unions, there can be no assurance that this will remain unchanged.

3.3.4 Dependence on Natural Gas

Natural gas is the principal raw material used to produce nitrogen-based fertilizers. The cost of natural gas, including transportation and forward pricing activities, comprises approximately 70-85% of the total direct manufacturing costs associated with production of nitrogen-based fertilizers. Agrium’s natural gas requirements are purchased from a number of suppliers under contracts that contain mostly one year terms with some longer term contracts in place with its major suppliers. Natural gas prices under these contracts are fixed or market indexed with hedging employed to reduce the impact of volatility of gas price. There can be no assurance that increased manufacturing costs resulting from increased natural gas prices can be recovered in sale price increases to Agrium’s customers. A significant increase in the price of natural gas that is not hedged and could not be recovered through an increase in nitrogen-based fertilizer prices could have a material adverse effect on Agrium.

With respect to Unocal’s gas supply and deliverability obligations to Agrium’s Kenai facilities, if Unocal is unable to supply natural gas to Agrium under the natural gas supply contract between Agrium and Unocal, Agrium may have to purchase natural gas from other suppliers in the Cook Inlet area of Alaska to supply the facility. There can be no assurance that natural gas purchased from suppliers other than Unocal, or Unocal under a renegotiated natural gas supply agreement, would be available to Agrium in sufficient quantities to operate the plant at capacity or at a price less than or equal to the price for natural gas under the current contract with Unocal. (See 3.2.3 — Dispute with Unocal.)

3.3.5 Competition

The market for Agrium’s nitrogen, phosphate and potash fertilizers is highly competitive. Agrium’s competitors include other large integrated fertilizer producers, cooperatives, divisions of agribusiness companies, regional distributors and independent dealers.

Nitrogen-based fertilizer is a global commodity, and customers, including end-users, dealers and other fertilizer producers and distributors, base their purchasing decisions principally on the delivered price and availability of the product. The relative cost of, and availability of transportation for, raw materials and finished products to manufacturing facilities are also important competitive factors. Agrium competes with a number of producers in North America and other countries, including state-owned and government-subsidized entities.

Competition in the phosphate and potash fertilizers market is based largely on price, reliability and deliverability. The relative cost and availability of mines and the efficiency of production facilities are also important competitive factors. Domestic competitors for phosphate and potash include a number of large producers. In addition, the production and trade of phosphate and potash have become increasingly global and a number of foreign competitors produce phosphate and potash primarily for the export market.

3.3.6 Environmental Regulation

Agrium is subject to numerous environmental laws and regulations in the United States, Canada and internationally that regulate certain activities and operations of Agrium and impose liability for the cleanup of environmental contamination. Applicable environmental legislation regulates health, safety, environment and land use. Permits, authorizations or licenses are generally required for the development and operation of facilities. Environmental legislation also provides for standards, restrictions and prohibitions on the handling of certain types of substances and for releases, spills or emissions into the environment of substances. In addition, legislation may require an assessment of the environmental impact of a facility prior to its development and may also require that certain facility sites be abandoned and reclaimed to the satisfaction of regulatory authorities. A breach of such legislation may result in possible suspension or revocation of necessary licenses, permits or authorizations, civil liability and the imposition of fines and penalties. Agrium has incurred and will continue to incur capital expenditures and operating costs due to these laws and regulations. Agrium cannot predict the operational or financial impact of new or amended laws or regulations, in particular, increasingly stringent regulations that might restrict the use of fertilizers in the future.

Agrium is in the process of cleaning up historic contamination at various properties including mining operations of predecessor corporations. Agrium believes that it has undertaken and continues to pursue all appropriate investigative and remedial actions at these sites and has recorded appropriate liabilities for these cleanup activities. However, there can be no assurance that material costs or liabilities in excess of the liability will not be incurred in connection with such cleanup activities or related proceedings, claims or compliance requests in the future for currently unknown environmental liabilities.

3.3.7 International Operations

Agrium’s operations in Argentina are subject to a number of risks, including fluctuations in foreign currency exchange rates, limitation on foreign exchange convertibility and transferability, credit, expropriations; and other economic, political and regulatory policies of government.

Argentina’s foreign currency convertibility and transferability regulations currently allow dividend repatriation of audited profits and payment of interest on foreign third party debt without requiring permission of the central Bank of Argentina. However, there is no assurance the Government of Argentina will not establish additional foreign exchange convertibility and transferability restrictions in the future which could negatively affect the economic viability of our operations in Argentina.

3.3.8 Trade Regulation

Agrium is subject to the trade laws and policies of the United States and other countries in which it sells its products, including anti-dumping regulations. There have been a number of anti-dumping proceedings in the United States and Mexico to which various importers of fertilizer products, including Agrium, have been subject. The Mexican proceedings have resulted in an order assessing anti-dumping duties on imports from the United States at prices below certain specified levels. That order is under appeal. At current selling prices into Mexico, Agrium would be exempt from such anti-dumping duties. While Agrium believes that its products are sold at fair prices, there can be no assurance that it will not be the subject of anti-dumping proceedings in the future. If Agrium is named in any such proceedings, any adverse determination could have a material adverse effect on its results of operations.

3.3.9 Damage to Facilities; Natural Hazards

Agrium’s business is generally subject to a number of risks and hazards, including environmental hazards, industrial accidents, labor disputes, unusual or unexpected weather conditions, changes in the regulatory environment and natural phenomena such as floods and earthquakes. Such occurrences could result in significant interruption of operations, damage to, or destruction of production facilities, personal injury or death, environmental damage, delays in production, monetary losses and possible legal liability. Agrium maintains insurance against risks that are typical in the industry (including business interruption insurance), but such insurance may not provide adequate coverage in certain unforeseen circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution, earthquakes and terrorist acts) is not generally available to companies within the industry and, if available, may not be available at acceptable premiums. Although Agrium maintains liability insurance in an amount which it considers adequate, liabilities might exceed policy limits or Agrium might elect not to insure itself against such liabilities due to high premium costs or other reasons, in which event Agrium could incur significant costs that could have a material adverse effect upon results of operations.

3.4 Employees

As of December 31, 2002 Agrium employed 4,829 people — 3,158 in the United States 1,416 in Canada and 255 in Argentina. In total, 2,104 people are employed in NAW, 2,202 in NAR, 256 in South America and 267 in Corporate Administration.

Hourly employees at the following plants are represented by labor unions with the contract expiration date for each plant shown in parenthesis: Fort Saskatchewan, Alberta (January 1, 2006); Kenai, Alaska (April 1, 2005); Vanscoy, Saskatchewan (April 30, 2003); Beatrice, Nebraska (November 17, 2003).

Management believes that it has good relations with both its unionized and non-unionized employees.

ITEM 4: SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The selected financial information set forth below has been derived from, and should be read in conjunction with Agrium’s consolidated financial statements.

Selected annual information:

	Year ended December 31(1)

	2002	2001	2000	1999	1998

	(millions of dollars except per share amounts)
Operating Results:
Net sales	$2,083	$2,063	$1,873	$1,716	$1,805
Net earnings (loss)	$—	$(45)	$82	$62	$119
Basic earnings (loss) per share (in dollars)	$(0.08)	$(0.49)	$0.65	$0.47	$0.94
Average outstanding basic common shares (in millions)	123	115	112	113	120
Diluted earnings (loss) per share (in dollars)(2)	$(0.08)	$(0.49)	$0.62	$0.46	$0.87
Average outstanding diluted common shares (in millions)	123	115	132	133	136

	As at December 31(1)

	2002	2001	2000	1999	1998

	(millions of dollars)
Consolidated Balance Sheet Data:
Total assets	$2,169	$2,374	$2,371	$1,959	$1,783
Long-term debt	$736	$762	$507	$497	$482

(1)	In the table, certain prior year financial data has been reclassified to conform with current presentation.

(2)	In 2001, the Corporation retroactively adopted the Canadian Institute of Chartered Accountants section 3500 Earnings per share with restatement of all previous periods. This resulted in a change from fully diluted earnings per share to diluted earnings per share.

Selected quarterly information:

	For the period ended

	(millions of dollars except per share amounts)
	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter	Year

2002
Net sales	$318	$792	$466	$507	$2,083
Net earnings	(36)	23	1	12	—
Basic earnings per common share (in dollars)	($0.33)	$0.16	($0.01)	$0.07	($0.08)
Average outstanding common shares (in millions)	117	126	126	126	123
Fully diluted earnings per common share (in dollars)	($0.33)	$0.15	($0.01)	$0.07	($0.08)
Average outstanding diluted shares (in millions)	117	149	126	127	123
2001
Net sales	$381	$803	$410	$469	$2,063
Net earnings	7	45	(17)	(80)	(45)
Basic earnings per common share (in dollars)	$0.04	$0.37	($0.17)	($0.72)	($0.49)
Average outstanding common shares (in millions)	115	115	115	115	115
Diluted earnings per common share (in dollars)	$0.03	$0.33	($0.17)	($0.72)	($0.49)
Average outstanding diluted shares (in millions)	116	135	115	115	115

4.1 Dividends and Securities Charges

The Corporation’s present intention is to pay regular dividends on its common shares. A semi-annual cash dividend of U.S.$0.055 per share has been paid since January 1998. The declaration, amount and date of payment of dividends will be decided by the Board of Directors from time to time and will be subject to earnings and financial requirements, and other conditions prevailing at that time.

The Corporation has the option to defer payment of securities charges on its 8% and 6% junior subordinated debentures for up to 20 consecutive periods, subject to certain restrictions. Its present intention is to pay these securities charges when they are due and payable. Since issuing the subordinated debentures, all charges have been paid when due.

ITEM 5: MANAGEMENT’S DISCUSSION AND ANALYSIS

Management’s Discussion and Analysis of results for the 3-year period ended December 31, 2002 as included in Agrium’s Annual Report for the year ended December 31, 2002 is hereby incorporated by reference.

ITEM 6: MARKET FOR SECURITIES

The Common Shares of the Corporation are listed for quotation and trading on the Toronto Stock Exchange and the New York Stock Exchange under the symbol: “AGU”. The Corporation’s $175 million principal amount of 8% junior subordinated debentures are listed on the New York Stock Exchange under the symbol: “AGU Pr”.

ITEM 7: DIRECTORS AND OFFICERS

Information is given below with respect to each of the current Directors, including all current positions held with Agrium, present principal occupation and principal occupations during the last five years. The term of office of each Director expires at the end of the 2003 Annual General Meeting.

	Year first became
Name and	Director of the
Municipality of Residence	Corporation	Present principal occupation or employment

Frank W. Proto, Chairman(2)(4) Regina, Saskatchewan	1993	Chairman of the Board, Corporate Director.

John M. Van Brunt Calgary, Alberta	1993	Vice Chairman of the Board & Chief Executive Officer, Agrium Inc.

Neil Carragher(2)(3) Toronto, Ontario	1996	President, The Corporate Partnership Ltd. (a mergers and acquisitions company)

Ralph S. Cunningham(2)(4) Montgomery, Texas	1996	Corporate Director.

D. Grant Devine(3)(4) Regina, Saskatchewan	1993	Farmer and rancher.
Susan A. Henry(1)(4) Ithaca, New York	2001	Ronald P. Lynch Dean, College of Agriculture and Life Sciences and Professor, Cornell University, Ithaca, New York.

Frank W. King(3)(4) Calgary, Alberta	1996	President & Chief Executive Officer, Metropolitan Investment Corporation (a private venture capital and management company).

G. Woody MacLaren(1)(2) Dornoch, Scotland	1993	Chairman, Macluan Capital Corporation (private international investment company).

Harry G. Schaefer, FCA(1)(3) Calgary, Alberta	1998	Corporate Director and Business Advisor.

T. Don Stacy(2)(3) Houston, Texas	1995	Corporate Director.

Thomas M. Taylor(1)(2) Fort Worth, Texas	1998	General Partner of TMT Partners LP (an investment consulting firm).

Victor J. Zaleschuk, CA(1) Calgary, Alberta	2002	Corporate Director.

(1)	Member of the Audit Committee.

(2)	Member of the Human Resources & Compensation Committee.

(3)	Member of Corporate Governance & Nominating Committee.

(4)	Member of the Environment, Health & Safety Committee.

All directors have held the office and principal occupation identified above for not less than five years except as follows: prior to July 2000, Dr. Henry was Dean of Science at Carnegie Mellon University and prior to June, 2001, Mr. Zaleschuk was President & Chief Executive Officer of Nexen Inc. (a natural resource company).

Officers

Name and Municipality	Position with the Corporation
of Residence	and Principal Occupation

Frank W. Proto, Regina, Saskatchewan	Chairman of the Board of Directors

John M. Van Brunt Calgary, Alberta	Vice Chairman of the Board & Chief Executive Officer

Garnet K. Amundson Calgary, Alberta	Vice President & Controller

Dorothy E.A. Bower Calgary, Alberta	Vice President, Strategic Development & Planning

Patrick J. Freeman Calgary, Alberta	Vice President & Treasurer

Richard L. Gearheard Centennial, Colorado	Senior Vice President, North America Retail

James M. Grossett DeWinton, Alberta	Vice President, Human Resources

William C. McClung Calgary, Alberta	Vice President, Operations

Leslie A. O’Donoghue, Calgary, Alberta	Vice President, General Counsel & Corporate Secretary

Christopher W. Tworek Calgary, Alberta	Vice President, Supply Management

Robert J. Rennie Lethbridge, Alberta	Vice President, South America

Bruce G. Waterman Calgary, Alberta	Senior Vice President, Finance & Chief Financial Officer

Michael M. Wilson Bragg Creek, Alberta	President & Chief Operating Officer

John D. Yokley Calgary, Alberta	Senior Vice President, Marketing & Distribution

All of the officers have held the office and principal occupation identified above or a substantially similar position for not less than five years with the exception of Mr. Amundson, who prior to April, 2002 was Controller of Canadian Hunter Exploration Ltd. (a natural resource company); and prior to September, 2001 held various finance management roles at Talisman Energy Inc. (a natural resource company); Mr. Grossett, who prior to April, 2002 was Senior Vice President, Human Resources at Molson Inc. (a brewing company), and prior to April, 1999 was Senior Vice President, Human Resources of Coca-Cola Beverages Ltd. (a beverage company); Mr. McClung, who prior to September, 1999 was General Manager, Potash operations of Agrium; Ms. O’Donoghue who prior to October, 1999 was a partner at the law firm of Blake Cassels & Graydon; Mr. Tworek, who prior to July, 1999 was

Vice President, Transportation & Logistics of Agrium; Dr. Rennie, who prior to October, 1998 was Vice President, New Products of Agrium; Mr. Waterman who prior to April, 2000 was Vice-President Finance & Chief Financial Officer of Talisman Energy Inc.; Mr. Wilson who prior to August 2000 was Executive Vice President Methanex Corporation (a chemical company); Mr. Yokley, who prior to July, 1999 was Vice President, Marketing of Agrium. Directors and officers as a group beneficially own, directly or indirectly, or exercise control or direction over approximately 467,744 common shares or 0.371% of the common shares outstanding, as at March 25, 2003.

ITEM 8: ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities, options to purchase securities and interest of insiders in material transactions, where applicable, is provided in Agrium’s management proxy circular for its most recent annual meeting of shareholders that involved the election of directors, and additional financial information as provided in Agrium’s consolidated financial statements for its most recently completed financial year.

The Corporation will provide to any person, upon request made to the Corporate Secretary of Agrium Inc., 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8:

(a)	When securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed and respecting a distribution of its securities;

(i)	one copy of this annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference herein;

(ii)	one copy of the consolidated financial statements of the Corporation for its most recently completed financial year, together with the accompanying report of its auditor, and one copy of any interim financial statements of the Corporation subsequent to the financial statements for its most recently completed financial year;

(iii)	one copy of the management proxy circular of the Corporation with respect to its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	one copy of any documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under items (i) to (iii) above; or

(b)	at any time, one copy of any other documents referred to in items (a) (i), (ii) and (iii) above.

Glossary of Technical terms

Nitrogen Fertilizer:

Begins with ammonia (NH3) production. Other Nitrogen fertilizer is produced by reacting NH3 with:
nitric acid= ammonium nitrate
carbon dioxide= urea
sulfuric acid= ammonium sulphate
phosphoric acid= ammonium phosphate

prill	A dry form of ammonium nitrate and urea fertilizers formed by spraying and solidifying droplets of molten nitrate or urea in a stream of air.

KCL	Potassium chloride, the most common form of potash fertilizer.

K2O	K2O is the industry standard reference for grades of potash fertilizer. Grades are normally expressed as % of equivalent K2O.

P2O5	P2O5 is the industry standard reference for grades of phosphorus in phosphate fertilizers.

SPA	Superphosphoric acid

MGA	Merchant grade phosphoric acid

APS	Ammonium phosphate sulphate

DAP	Diammonium phosphate

PPA	Purified phosphoric acid

ton	2,000 pounds. Also referred to as a “short ton”

tonne	2,205 pounds or 1,000 kilograms. Also referred to as a “metric tonne”

GJ	Gigajoule is a unit of energy approximately equal to 0.948 million BTU (British Thermal Units). Natural gas contains approximately 1.055 GJ per thousand cubic feet.